

December 18, 2014

Via E-mail
Leisa Swanson
President, Chief Executive Officer and Chief Accounting Officer
Cleaner Yoga Mat, Inc.
1370 Sawleaf Ct.
San Luis Obispo, CA 93401

> **Re:** **Cleaner Yoga Mat, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed December 12, 2014**
> **File No. 333-198807**

Dear Ms. Swanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you provided the audited annual financial statements and unaudited interim financial statements as exhibits within Item 16 to the Form S-1. Please move this information so that it is included within the body of your prospectus rather than as an exhibit as required by Item 11(e) of Form S-1.

2. We note your response to comment 1 in our letter dated November 13, 2014; however, we do not believe that a version of your registration statement that has been marked to show changes was provided. Please provide such a version with future amendments of your registration statement. Refer to Rule 472.

Prospectus Summary, page 5

Company Overview, page 5

3. Please revise your disclosure to clarify that no research has been done to specifically confirm the link between unclean yoga mats and certain infections. Please also revise your disclosure on page 22 accordingly.

Dilution, page 20

4. Please revise your filing to update your dilution disclosures to properly reflect the most recent financial information as of September 30, 2014.

Products, page 24

5. We note your response to comment 8 in our letter dated November 13, 2014. We also note your statement that there currently are no written contracts with your distributors; however, your disclosure on page 24 states that you have "negotiated agreements with 13 yoga studios as distributors." Please revise your disclosure to clarify the current status of your distributor agreements.

Please contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: William Robinson Eilers, Esq.